_________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-11178

Full title of the plan and the address of the plan, if different from that of the issuer named below:

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REVLON, INC.
One New York Plaza
New York, N.Y. 10004
212-527-4000

_________________________________________________________

REVLON EMPLOYEES' SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN
December 31, 2021 and 2020

INDEX

Report of Independent Registered Public Accounting Firm		4

Financial Statements:
Statements of Net Assets Available for Benefits		5
Statements of Changes in Net Assets Available for Benefits		6
Notes to Financial Statements		7

Supplemental Schedules:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)		18

Signature Page		19

EXHIBITS	Description
23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Administrative Committee of the
Revlon Employees' Savings, Investment and Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Revlon Employees' Savings, Investment and Profit Sharing Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2008.
New York, New York
September 30, 2022

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2021 and 2020
(Dollars in thousands)

	2021	2020
Investments at fair value:
Equity securities	$590	$569
Mutual funds	387,102	343,777
Investments at contract value:
Stable value fund	32,445	35,909
Total investments (see Note 3)	420,137	380,255

Receivables:
Employer contributions	1,335	—
Loans receivable from participants	3,418	4,071
Total receivables	4,753	4,071

Net assets available for benefits	$424,890	$384,326

See accompanying notes to the Plan’s financial statements

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2021 and 2020
(Dollars in thousands)

	2021	2020
Additions to net assets attributable to:
Investment income:
Dividends	$20,000	$10,512
Net appreciation in fair value of investments	38,531	44,757
Total investment income	58,531	55,269

Participant loan interest	199	221

Contributions:
Employees	13,980	11,799
Employer matching, net of forfeitures (see Note 1(g))	3,800	1,421
Employer discretionary (see Note 1(c))	5,191	—
Total contributions	22,971	13,220

Total additions	81,701	68,710

Deductions from net assets attributable to:
Distributions to and withdrawals made by participants	40,908	72,308
Loan fees and administrative expenses	229	252

Total deductions	41,137	72,560

Net increase (decrease) prior to plan transfer	40,564	(3,850)

Plan transfers in	—	5

Increase (decrease) in net assets available for benefits	40,564	(3,845)

Net assets available for benefits:
Beginning of year	384,326	388,171
End of year	$424,890	$384,326

See accompanying notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

NOTE 1    Description of the Plan

The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan, as amended (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan document for a definitive and more complete description of the Plan’s provisions. In the case of any ambiguity or discrepancy, the Plan document shall prevail in all cases.

(a)    General

The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is sponsored by Revlon Consumer Products Corporation, a Delaware corporation (hereafter, "Products Corporation" and together with its participating subsidiaries, the "Company"). Effective January 1, 1997, a profit-sharing component was added to the Plan, under which eligible employees’ Plan accounts could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a Plan year are met. Effective January 1, 2003 and December 31, 2009, discretionary employer contribution components were added to the Plan enabling the Company, should it elect to do so, to make discretionary contributions to eligible employees’ Plan accounts.

(b)    Administration of the Plan

The Plan sponsor is Products Corporation.

Pursuant to the Plan, Products Corporation’s Board of Directors has appointed an Administrative Committee, which is responsible for directing the Plan’s administrative activities. An Investment Committee, also appointed by Products Corporation’s Board of Directors, oversees the selection of funds available to Plan participants for investment and reinvestment of the assets in the Plan’s trust fund.

At December 31, 2021 and 2020, the Plan’s record-keeper for the Plan’s assets and Plan trustee was Great-West Financial Retirement Plan Services ("Great-West"), under the brand name Empower™ Retirement ("Empower").

(c)    Contributions

Eligible employees may participate in the Plan by contributing, through payroll deductions (on either a pre-tax or Roth after-tax basis or a combination of both), up to 25% of their eligible compensation. Highly compensated employees (which for 2021 and 2020 included employees with 2020 and 2019 annual earnings of equal to or greater than $130,000) were restricted to a maximum contribution of 12% in both 2021 and 2020. All Plan participants are subject to certain U.S. Internal Revenue Service ("IRS") rules concerning income ceiling limitations and certain maximum contribution restrictions.

Plan participants who will be age 50 or older at any time during the Plan year may make additional pre-tax contributions (of up to $6,500 in both 2021 and 2020) only if they are contributing the maximum amount allowable under the Plan for the Plan year. A participant can make such contributions on a pre-tax basis, Roth after-tax basis or a combination of both.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

For participant contributions under the Plan, eligible compensation is defined as eligible base earnings plus shift differential before contributions are deducted for the Revlon Medical Plan, the Revlon Dental Plan, the Flexible Spending Accounts, the mass transit fringe benefit program and/or the Plan. Eligible compensation does not include overtime, bonuses, Employee Cash Incentive Plan compensation, any other incentive compensation or any other earnings. Participant eligible compensation that may be taken into account for Plan contribution purposes is limited by law and may be adjusted by the IRS from time to time. For 2021 and 2020, the IRS eligible compensation limit was $290,000 and $285,000, respectively.

It is generally the Company's policy to match contributions in an amount equal to 50% of each employee’s contributions up to 6% of the employee's eligible compensation (i.e., up to 3% in Company matching contributions). The Company’s matching contributions are made in cash and are invested in the Plan in accordance with each Plan participant’s instructions.

Effective December 31, 2009, the Company may make discretionary profit-sharing contributions (the "2009 Discretionary Profit-Sharing Contribution Program") should it elect to do so, in any given year. Under the 2009 Discretionary Profit-Sharing Contribution Program, the Company will determine each year whether to make such a discretionary profit sharing contribution and, if so, to what extent profit-sharing contributions would be made (including no contributions at all) and credited at each quarter for the given Plan year. Under the 2009 Discretionary Profit-Sharing Contribution Program, during any given year, profit sharing-contributions remain at the Company’s discretion and can be discontinued at any point during the year. For Company contributions under the 2009 Discretionary Profit-Sharing Contribution Program, eligible compensation is defined as base salary, overtime, shift differential, bonus (to the extent that bonus does not exceed 50% of base salary) and any other incentive compensation. Under the 2009 Discretionary Profit-Sharing Contribution Program, profit-sharing contributions, if any, are invested in the Plan in accordance with each Plan participant's instructions.

For 2021 discretionary profit sharing contributions under the 2009 Discretionary Profit-Sharing Contribution Program were up to 3% of each Plan participant's eligible compensation, which was credited on a quarterly basis.

During 2020, due to the spread of the novel coronavirus known as COVID-19, its adverse impact on global economic activity and ensuing significant volatility in the global financial markets, the Company implemented various interim organizational measures designed to reduce its costs in response to the COVID-19 pandemic, including amending the Plan to authorize the Company's Chief Executive Officer to suspend and reinstate the Company’s matching contributions and discretionary profit-sharing contributions to the Plan. These contributions were suspended after March 2020 for matching contributions and for all of 2020 for discretionary profit-sharing contributions. Both types of contributions were reinstated effective January 2021. For the reason cited above, for 2020 discretionary profit sharing contributions were nil.

Employee contributions are deposited timely into a trust fund and invested in the Plan investment funds referred to in Note 3, "Investments," in accordance with each Plan participant’s directions.

A Plan participant is permitted to redesignate all or a portion of his or her account balance in any fund available under the Plan to another fund available under the Plan in multiples of 1%

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

at any time, provided that any investments in the Revlon Common Stock Fund (which holds investments in shares of Revlon, Inc. Class A common stock) may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time. Such restricted periods are equally applicable to all Plan participants, including all of the Company’s senior executives. The Revlon Common Stock Fund was not available at any time for purposes of the 2009 Discretionary Profit-Sharing Contribution Program.

(d)    Eligibility

Company employees can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Eligible employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing at least 1,000 hours of service in a consecutive twelve-month period and attainment of age 21.

The following categories of employees are not eligible to participate in the Plan: (i) union employees, unless their respective union’s collective bargaining agreement with Products Corporation (and any of its participating subsidiaries) specifically provides for participation in the Plan; (ii) employees with the job title "direct pay beauty advisor;" (iii) employees with the job title "field merchandiser" (unless the employee was otherwise a participant in the Plan as of January 1, 1994); (iv) employees with the job title "On-Call Distribution" or "On-Call Warehouse;" (v) employees who are interns; and (vi) leased employees. Independent contractors are not eligible to participate in the Plan.

Eligible employees may participate in the 2009 Discretionary Profit-Sharing Contribution Program regardless of whether they make employee contributions under the Plan.

(e)    Loans to Plan Participants

A Plan participant may borrow up to 50% of their vested account balance. The minimum amount for a loan is $1,000 and the maximum amount for a loan is $50,000. For 2020, the Plan adopted the provisions of the Cares Act that allowed up to a $100,000 maximum loan. Regardless of the amount borrowed, the amount of the Plan participant’s loan request will be reduced by their highest outstanding loan balance under the Plan in the preceding 12 months. Loan proceeds are taken pro-rata from a participant’s investment funds. Moreover, loans are made from before-tax savings, vested Company matching contributions, after-tax savings and profit-sharing contributions and discretionary employer contributions on a pro-rata basis. Any outstanding loans under the Plan reduce the amount available to a Plan participant for a new loan, as well as the amount that can be paid to the Plan participant when their employment terminates.

Normally, unless the first loan is currently in default, a Plan participant may have up to two loans outstanding at any time (provided that one of the loans is for the purchase of a principal residence). A Plan participant may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. For 2021 and 2020, the interest rate for loans remained at a rate equal to the prime rate plus 1% as of the last business day of the month immediately preceding the month in which the loan was made. The repayment period for these loans may be up to five years, or, if the loan was used to purchase a principal residence, may be up to as long as fifteen years (or thirty years in

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

relation with certain legacy transitions). For 2020, the plan adopted the Cares Act that allowed for loan repayment deferrals to December 31, 2020, at which time they would be re-amortized for the remaining period of the loan. Any loan repayments that were deferred, re-started with first payrolls in 2021 at the re-amortized weekly or biweekly amounts. Loans under the Plan, including interest, are repaid through payroll deductions, except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to Great-West; in either case the repayments are credited to the individual participant’s Plan account according to their current investment elections. Administrative fees associated with a loan to a Plan participant under the Plan are charged directly to the Plan participant's account. As of December 31, 2021, there were 621 active and outstanding loans to participants at interest rates ranging from 4.25% to 9.25%, with maturities through 2036.

If a participant loan is in default, the participant is treated as having received a taxable deemed distribution for the amount in default. Participant payments on loans subsequent to the dates in which the loans were deemed distributed are treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments are not treated as employee contributions for any other purpose under the Plan. For 2021 and 2020, deemed distributions related to participant loans were $475,580 and $353,492, respectively.

(f)    Vesting

Plan participants are fully vested at all times with respect to their own contributions to the Plan and the earnings on such contributions. Under the 2009 Discretionary Profit-Sharing Contribution Program, profit sharing contributions are fully vested immediately upon being credited into a Plan participant’s account.

Regardless of years of service, participants also become fully vested upon the earliest of: (i) reaching age 65; (ii) termination of employment on account of disability (as defined in the Plan); (iii) death while employed by the Company, after reaching age 65; or (iv) termination of the Plan.

Effective January 1, 2015, the Company merged the Colomer USA 401(k) Profit Sharing Plan and the Colomer USA Defined Contribution Plan into the Plan, following the Company's October 2013 acquisition of The Colomer Group Participations, S.L., now known as Beautyge Participations, S.L. Matching contributions from the merged Colomer USA 401(k) Profit Sharing Plan vest according to a graded schedule, as follows: 33.33% after one year of service; 66.66% after two years; and 100% after three years. Annual employer contributions from the merged Colomer USA Defined Contribution Plan vest according to a graded schedule, as follows: 20% after one year of service; 40% after 2 years; 60% after 3 years; 80% after 4 years; and 100% after 5 years.

(g)    Forfeitures

Non-vested Company contributions that are forfeited after a Plan participant’s employment terminates are used to reduce future Company contributions under the Plan, to pay permissible expenses of Plan administration and as otherwise permitted under the Plan’s provisions. Forfeitures were $44,163 and $73,214 in 2021 and 2020, respectively. The Company uses forfeitures from the current year, as well as any unused forfeitures from prior

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

years, to reduce annual employer contributions to the Plan. Aggregate forfeitures used to reduce 2021 and 2020 Company contributions under the Plan were $50,881 and $18,500, respectively. The Plan document requires that any forfeitures remaining at year-end, after application to reduce annual employer contributions, must be applied to active participants in the plan on a pro-rata basis, based on their account balances. Accordingly, as of December 31, 2021 and 2020, a total of nil and $69,451 was applied to active participant accounts.

(h)    Distribution of Benefits

Upon termination of employment, death, disability or retirement, a Plan participant is entitled to receive his or her employee contributions and vested Company contributions, subject to the vesting requirements of the Plan. The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of 2 to 5 years. A participant may elect to have any investment in the Revlon Common Stock Fund distributed in either cash or in shares of Revlon, Inc. Class A common stock. Plan participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan documents. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred. Under the Plan’s provisions, withdrawals of funds other than at disability, retirement or other termination of employment or death will be permitted, subject to certain limitations.

(i)    Administrative Expenses

The Plan charges participant accounts the quarterly maintenance fees for administering the Plan. Expenses relating to short-term trading fees, investment fees and loan fees are charged against the applicable Plan participants’ investment balances.

NOTE 2    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The Plan’s accompanying financial statements have been prepared in accordance with the United States Department of Labor’s (the "DOL") Rules and Regulations for Reporting and Disclosure under ERISA and the accrual basis of accounting under U.S. generally accepted accounting principles ("U.S. GAAP") and present the net assets available for Plan benefits and changes in the Plan’s net assets. All tabular amounts are presented in thousands.

(b)    Use of Estimates

The preparation of the Plan’s financial statements in accordance with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA and U.S. GAAP requires the Plan’s management to make certain estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Plan’s financial statements and the reported amounts of additions and deductions

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

to the Plan’s net assets during the reporting period. Actual results could differ from those estimates.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, with the exception of the Prudential Stable Value Fund ("Stable Value Fund"), a guaranteed income fund, which is stated at contract value. The fair value of a financial instrument is the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted or published market prices are used to value investments in equity securities. Shares held in mutual funds are valued at the net asset value of shares held by the Plan at year-end based on closing prices as of the last business day of each period presented. The Stable Value Fund is fully benefit-responsive and therefore, contract value is the relevant measurement. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis (i.e., the date on which the security trade occurs). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date (i.e., the date on which a stockholder must hold a security in order to be entitled to receive a dividend). Net appreciation or depreciation in fair value of investments consists of realized gains and losses and unrealized appreciation or depreciation in investments. Realized gains and losses are calculated using the average cost method. Unrealized appreciation or depreciation is calculated as the difference between the fair value of investments at the end of the Plan year and their fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Capital gain distributions from the Plan’s investments are included in dividend income.

(d)    Participant Loans

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

NOTE 3    Investments
As of December 31, 2021, the Plan’s investment options consisted of: (i) 28 mutual funds, including 17 mutual funds with various investment and income objectives and 11 American Funds "Target Date Retirement Funds," each with an objective of balancing risk and seeking certain returns based upon the Plan participant’s self-targeted retirement date; (ii) the Revlon Common Stock Fund, consisting solely of shares of Revlon, Inc. Class A common stock; and (iii) the Prudential Stable Value Fund, a stable value fund that seeks to preserve principal and liquidity and invests primarily in public bonds, commercial mortgages and private placement bonds.
For information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the particular fund’s prospectus.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Included in the Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020 are the following investments, each stated at fair value, with the exception of the Stable Value Fund, which is stated at contract value:

	December 31,
	2021	2020
	(Dollars in thousands)
Equity Securities:
Revlon Common Stock Fund	$590	$569
Mutual Funds:
American Funds 2010 Target Date Retirement Fund	1,385	1,776
American Funds 2015 Target Date Retirement Fund	6,138	6,759
American Funds 2020 Target Date Retirement Fund	15,728	14,845
American Funds 2025 Target Date Retirement Fund	22,129	18,869
American Funds 2030 Target Date Retirement Fund	35,598	33,690
American Funds 2035 Target Date Retirement Fund	24,233	19,658
American Funds 2040 Target Date Retirement Fund	23,254	19,600
American Funds 2045 Target Date Retirement Fund	13,904	12,541
American Funds 2050 Target Date Retirement Fund	15,708	13,236
American Funds 2055 Target Date Retirement Fund	9,554	7,458
American Funds 2060 Target Date Retirement Fund	2,114	1,043
American Funds EuroPacific Growth Fund	13,374	14,258
American Funds Growth Fund of Amer R6	30,333	27,215
Columbia Dividend Income Institutional 3	25,929	22,625
American Century Mid Cap Value R6	3,096	2,479
MassMutual Select Mid Cap Growth I	18,828	17,096
Vanguard 500 Index Admiral Fund	33,582	27,790
Vanguard Extended Market Index Admiral Institutional	7,996	7,717
Vanguard Inflation Protected Securities Fund Admiral Shares	2,330	2,393
Vanguard Russell 1000 Growth Index I	52,309	43,044
Vanguard Total International Stock Index Admiral	476	88
Vanguard Total Bond Market Index Admiral	248	52
Vanguard Small Cap Index Admiral	892	310
Fuller and Thaler Behavioral Small Cap Equity R6	8,420	6,689
PGIM Global Total Return Q	375	688
PIMCO Income Fund – Institutional Class	8,463	8,161
Janus Flexible Bond	7,341	9,980
Oppenheimer Developing Markets Fund	3,365	3,717
Total Mutual Funds	387,102	343,777

Total Investments at Fair Value (a)	387,692	344,346
Stable Value Fund:
Prudential Stable Value Fund (b)	32,445	35,909
Total Investments	$420,137	$380,255

(a) Assets and liabilities measured at fair value are required to be categorized into three levels of fair value based upon the assumptions used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing the fair value measurement of assets and liabilities are as follows:

•Level 1: Fair value of the asset or liability is determined using observable inputs, such as quoted or published prices in active markets for identical assets or liabilities;

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

•Level 2: Fair value of the asset or liability is determined using inputs other than quoted or published prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted or published prices for identical or similar assets or liabilities in markets that are not active; and

•Level 3: Fair value of the asset or liability is determined using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

The fair values of the Plan’s investments were determined as follows:

•Revlon Common Stock Fund: The fair value of the investments in the Revlon Common Stock Fund reflects the closing price of shares of Revlon, Inc. Class A common stock as reported on the New York Stock Exchange (the "NYSE") where such shares are listed. The Company classifies the Revlon Common Stock Fund investments within Level 1 of the fair value hierarchy.

•Mutual funds: The fair values of the investments included in the mutual funds' asset class are determined using net asset value ("NAV") provided by the administrator of the funds. The NAV is based on the closing price reported on the major market where the individual securities within the mutual fund are traded. The Company classifies mutual fund investments within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2021 and 2020.

As of December 31, 2021, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$590	$590	$—	$—
Mutual funds:
U.S. large cap equities	142,154	142,154	—	—
U.S. small/mid cap equities	39,233	39,233	—	—
Target date blended	169,744	169,744	—	—
International equities	13,850	13,850	—	—
International bonds	375	375
Emerging market equities	3,365	3,365	—	—
Corporate bonds	9,910	9,910	—	—
Government bonds	8,471	8,471	—	—
Total assets at fair value	$387,692	$387,692	$—	$—

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

As of December 31, 2020, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$569	$569	$—	$—
Mutual funds:
U.S. large cap equities	120,674	120,674	—	—
U.S. small/mid cap equities	34,290	34,290	—	—
Target date blended	149,476	149,476	—	—
International equities	14,347	14,347	—	—
International bonds	688	688	—	—
Emerging market equities	3,717	3,717	—	—
Corporate bonds	9,736	9,736	—	—
Government bonds	10,849	10,849	—	—
Total assets at fair value	$344,346	$344,346	$—	$—

(b) The Stable Value Fund primarily invests in a broadly diversified, fixed income portfolio, which includes public bonds, commercial mortgages and private placement bonds. The objective of the fund is to preserve principal and accumulated interest and provide liquidity of investment.

The Plan's investment in the Stable Value Fund is fully benefit-responsive and therefore, contract value is the relevant measurement for the portion of the net assets available for benefits attributable to this investment. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. The Stable Value Fund is valued based on information reported by Prudential, the fund's issuer.

Certain events may limit the ability of the Stable Value Fund or the Plan with respect to the Stable Value Fund to transact at contract value. Withdrawals from the Stable Value Fund prompted by the Plan or the Company, such as withdrawals resulting from adjustments to the Plan's investment options, may be paid at less than full contract value. The Plan administrator does not believe that the occurrence of any such events is probable.

NOTE 4    Risks and Uncertainties

The Plan’s participants direct their respective account balances into various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the Plan’s Statements of Net Assets Available for Benefits. For more detailed information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the particular fund’s prospectus.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Revlon Common Stock Fund, which invests in the securities of a single issuer.

NOTE 5    Plan Termination

Products Corporation has the right to amend or terminate the Plan or any of its components at any time and has delegated to the Administrative Committee authority to amend the Plan for certain changes required by law and non-material and administrative amendments. In the event that the Plan is terminated or all contributions under the Plan are completely discontinued, each Plan participant would become fully vested in any unvested portion of Company contributions allocated to that Plan participant’s account.

NOTE 6    Federal Income Tax Status

Products Corporation intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and, as such, Products Corporation intends the trust established under the Plan to be exempt from federal income taxes under the provisions of Section 501(a) of the Code. The IRS has issued a favorable determination letter, dated December 14, 2017, with respect to the Plan. Such letter generally addresses the qualification of the Plan, as amended through January 6, 2016, as a qualified plan under Sections 401(a) and 401(k) of the Code. While the Plan was further amended after January 6, 2016, in the opinion of Products Corporation in its capacity as Plan sponsor, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes.

U.S. GAAP requires the Plan sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Products Corporation, in its capacity as Plan sponsor, has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or an asset) or other disclosure in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no such audits in progress.

NOTE 7    Related Party and Parties-In-Interest Transactions

As of December 31, 2021, the Plan held investments of $590,439, or 52,067 shares, of Revlon, Inc. Class A common stock (based on its NYSE closing price of $11.34 per share on December 31, 2021), which at that date was approximately 0.1% of the Plan’s net assets available for benefits. As of December 31, 2020, the Plan held investments of $568,767, or 47,876 shares of Revlon, Inc. Class A common stock (based on its NYSE closing price of $11.88 per share on December 31, 2020), which at that date was approximately 0.1% of the Plan’s net assets available for benefits.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2021 and 2020

NOTE 8    Subsequent Events

Effective January 1, 2022, the Company will no longer make discretionary profit-sharing contributions to the Plan. Further, beginning January 1, 2022, the following changes are in effect: (i) the Company will match employee contributions at $1 for each $1 contributed up to the first 6% of eligible compensation; and (ii) highly compensated participants may contribute up to 25% of eligible compensation through payroll deductions to the Plan. Effective July 1, 2022, the Company amended the Plan to allow eligible participants to contribute up to 50% of eligible pay, however, highly compensated participants are still limited to 25% of eligible compensation.

On June 15 and June 16th, 2022 (the “Petition Date”), Revlon, Inc. and certain of its subsidiaries, including Products Corporation (collectively, the “Debtors”), filed voluntary petitions (the “Bankruptcy Petitions”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (such court, the “Bankruptcy Court” and such cases, the “Cases”). On June 16, 2022, the Bankruptcy Court entered an order authorizing the joint administration of the Chapter 11 Cases under the caption In re Revlon Inc, Case No. 22-10760. The Debtors will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. To ensure their ability to continue operating in the ordinary course of business, the Debtors sought from the Bankruptcy Court a variety of “first-day” relief and "second-day" relief, including authority to obtain debtor-in-possession financing, pay employee wages and benefits, pay vendors and suppliers in the ordinary course for all goods and services provided after the Petition Date and pay fees of professionals involved in the Cases. As of August 2, 2022, all "first-day" and "second-day" relief has been granted by the Bankruptcy Court on a final basis.

The Plan Sponsor has evaluated subsequent events from December 31, 2021 through September 30, 2022 and determined that no additional significant adjustments or disclosures are required.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2021

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Fair Value
	American Funds Distributors	American Funds 2010 Target Date Retirement; 111,959 shares (mutual fund)	**	1,384,935
		American Funds 2015 Target Date Retirement; 468,543 shares (mutual fund)	**	6,137,918
		American Funds 2020 Target Date Retirement; 1,098,335 shares (mutual fund)	**	15,728,160
		American Funds 2025 Target Date Retirement; 1,368,512 shares (mutual fund)	**	22,128,832
		American Funds 2030 Target Date Retirement; 1,992,028 shares (mutual fund)	**	35,597,537
		American Funds 2035 Target Date Retirement; 1,235,093 shares (mutual fund)	**	24,232,526
		American Funds 2040 Target Date Retirement; 1,122,310 shares (mutual fund)	**	23,254,260
		American Funds 2045 Target Date Retirement; 651,529 shares (mutual fund)	**	13,903,627
		American Funds 2050 Target Date Retirement; 744,823 shares (mutual fund)	**	15,708,309
		American Funds 2055 Target Date Retirement; 359,304 shares (mutual fund)	**	9,553,889
		American Funds 2060 Target Date Retirement; 118,212 shares (mutual fund)	**	2,113,630
		American Funds EuroPacific Growth; 206,609 shares (mutual fund)	**	13,373,819
		American Funds Growth Fund of Amer R6; 407,927 shares (mutual fund)	**	30,333,422
	Columbia Value Fund	Columbia Dividend Income Institutional 3; 804,746 shares (mutual fund)	**	25,928,911
	American Century Investments	American Century Mid Cap Value R6; 172,096 shares (mutual fund)	**	3,096,014
	MassMutual Fund	MassMutual Select Mid Cap Growth I; 715,082 shares (mutual fund)	**	18,828,103
	The Vanguard Group, Inc.	Vanguard 500 Index Admiral; 76,353 shares (mutual fund)	**	33,582,182
		Vanguard Extended Market Index Admiral Institutional; 57,657 shares (mutual fund)	**	7,996,484
		Vanguard Inflation-Protected Securities Admiral; 81,914 shares (mutual fund)	**	2,329,634
		Vanguard Russell 1000 Growth Index I; 86,599 shares (mutual fund)	**	52,309,417
		Vanguard Total International Stock Index Admiral; 13,923 shares (mutual fund)	**	476,157
		Vanguard Total Bond Market Index Admiral; 22,147 shares (mutual fund)	**	247,828
		Vanguard Small Cap Index Admiral; 8,233 shares (mutual fund)	**	892,218
	Fuller and Thaler	Fuller and Thaler Behavioral Small Cap Equity R6; 220,765 shares (mutual fund)	**	8,419,980
	Prudential Investments	PGIM Global Total Return Q; 56,191 shares (mutual fund)	**	375,453
	PIMCO Funds	PIMCO Income Fund - Institutional Class; 708,835 shares (mutual fund)	**	8,463,496
	Janus Capital Group	Janus Flexible Bond Fund; 662,483 shares (mutual fund)	**	7,340,515
	Invesco Funds	Invesco Developing Markets Fund; 71,586 shares (mutual fund)	**	3,364,553
***	Prudential Investments	Prudential Stable Value Fund; 1,152,953 units (stable value fund)	**	32,444,737
*	Revlon, Inc.	Revlon Common Stock Fund; 52,067 shares (equity security)	**	590,439
*	Loans to participants	Loans to participants at interest rates, ranging from 4.25% to 9.25%		3,418,573
	Total Investments			$423,555,558
* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** Investment at contract value.

See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By /s/ Ely Bar-Ness ------------------------------------------------ Ely Bar-Ness Member of the Plan’s Administrative Committee
Dated: September 30, 2022

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm